INVEST IN **REBUFF REALITY**

Dance Dash: Full Body Gaming Without Limits



DANCE DASH
FULL BODY GAMING
WITHOUT LIMITS
iOS
Meta Quest
STEAM

rebuffreality.com Miami, FL

Highlights

1. Game revenue grew over 20x since Kickstarter to exceed 10k paying users, 2.6x growth Feb to Mar 2024
2. DD Editor software empowers creators with 150+ unique community contents uploaded & 50k+ downloads
3. Super viral short videos surpass 200+ million views on YouTube and TikTok by influencers
4. Scalable DDAI full body tracking works on any smartphone, tablet, PC camera, VR & Spatial
5. Very positive reviews with 90%+ score on Steam, 4+ stars on Meta Quest, 4+ stars on iOS
6. $2.2 million USD in total TTM Revenue, historical hardware profits fueled game platform development
7. Featured in the Wall Street Journal and other globally recognized publications for fun fitness
8. Redefining Full Body game genres and input methods to revolutionize a 600 billion dollar market

Featured Investor



Yuan Z
Syndicate Lead

Follow

Invested $5,000

Gamer, Corporate Investment. Ex-CD Projekt, Ex-Alibaba.

"I have worked in the gaming industry for over a decade and invested in many projects, some work and some don't, but occasionally there is one project that transcends platform and demographics. Dance Dash is this kind of gem that shows great potential to become the Dance Dance Revolution of this generation. The core gameplay is easy to learn and accessible to players of all ages. It also blurs the line between virtual reality and 2D screen, it can be enjoyed while wearing an HMD for a fully immersed experience or played on a TV in your living room with just your phone as a camera. It embraces players' hardware constraints instead of creating roadblocks. The UGC feature which lets players create their own soundtracks increases the product's long-term engagement. Whereas the avatar feature paved the way for "memeable" viral marketing campaigns. It is not a VR game, it is a game with VR features and many more. Dance Dash as an investment is the best opportunity for the current market, for its positioning, implementation, and execution."

Our Team



Joe Sciacchetano Founder & CEO

Pioneer in the Virtual Reality and gaming industry for venture investment and corporate development for large publicly traded companies & acquired startups. Ex- Merrill Lynch, Skymoons(acquired by IQIYI), 37 Games(IPO).



Boven Tan CTO

Producer and game designer with background making hit mobile games and apps with globally recognized entertainment IPs and motion pictures. Ex-Gameloft(acquired by Vivendi), Dr. Panda.



Lian Qing Head of Business Development

Deal-making in the gaming industry for over 6 years, partnered and co-developed 20+AAA titles with leading studios worldwide to deliver smash hits. Ex-Virtuous.



Jace Fernandez Community Lead

Online Music Event Host (80k+ total attendees), VR World Developer (2.5M+ Visits), Music Producer & DJ. Skilled in crafting immersive experiences, adept at hosting online music events with an explosive following.



Shary Tian Head of Marketing

Innovator with tons of strategic partnerships including WSJ and VR/gaming medias. Organized events with massive social video reach. Leads strategic marketing to enhance business growth and efficiency.



Yin Wang Creative Director

First hire at a creative design studio in NYC as Art Director that worked with world leading brands such as Facebook, Google and Reebok. Leading everything visual that Rebuff Reality produces.

Dance Dash: Full Body Gaming Without Limits

Welcome to where play meets purpose. Our vision is to **fuse exhilarating gaming with fun fitness**, creating unforgettable, body-moving experiences. Our hit game Dance Dash does just that and is an incredibly addictive way to feel and look great.



With the latest in **AI computer vision** technology leveraging full body tracking, we are able to achieve what was recently believed to be impossible.

Dive into a world where your movements craft the adventure, and your creativity knows no bounds, our editor software embraces a large and growing community of ingenious creators. Join the movement; let's game our way to wellness together.

HUGE GROWTH


MAU Growth Meta
200%
MoM FEB - MAR
10K+
PAYING USERS
Dec 23
Jan 24
Feb 24
Mar 24

- Since launch Dance Dash has grown from 500 awesome backers on Kickstarter to more than 10,000 paying customers, an **increase of over 20 fold.**
- In the past month growth has accelerated with MAUs growing rapidly from February to March.


APPLE iOS APPSTORE
META APPLELAB
90%+
"VERY POSITIVE" ON STEAM

This journey from a pioneering new technology to a **beloved title on major platforms** showcases not just growth but a burgeoning revolution in gaming.

- Dance Dash has an **over 90% review score on Steam**, which includes VR and

PC

- A **top 100 music game** on iOS at launch and 4+ stars on Meta applab



KICKSTARTER
500 ORDERS
iOS
Meta Quest
STEAM
10,000+PAYING USERS
20X GROWTH

With user acclaim soaring, we're on the cusp of reshaping how games are played and perceived. We want to continue our **transparent development model with the Wefunder community** so we can build the future of fitness gaming together in an open and honest way.



Let's try...
HIP HOP
@ Cake
9.7M
Let's start trying a new style! #dancedash...
I CAN'T DANCE
@ LSToast
26.7M
Maybe someday I'll figure it out. #gaming #vr...
@ Vivahawaii
5.6M
200M+ VIEWS
VIRAL VIDEOS

Dance Dash is a viral phenomenon with over **200 million views on TikTok and YouTube** with the hashtag #dancedash and others. Dance is incredibly entertaining in short video format and our game solidifies this from a ton of people busting a move.

For the most intense exergame workout, try a dancing game. "Dance Dash"... from easygoing tunes that won't have you working harder than a two-step, to more high-energy tracks that challenge you to keep up with tireless, virtual K-Pop backup dancers.

-The Wall Street Journal

With tons of positive press for our products and even a feature in the **Wall Street Journal**, we know we are being recognized as something groundbreaking.

MILLIONS OF GAMES EXIST, WITH BILLONS OF WORLDS

YET FEW ARE FUN ENOUGH, TO GET OUR BODIES MOVING



*USA ADULT OBESITY
** VIDEO GAME MARKET
10%
20%
30%
40%
45%
$32Bn
$64Bn
$96Bn
$128Bn
$160Bn
1970
1975
1980
1985
1990
1995
2000
2005
2010
2015
2020
*Obesity Prevalence: Up, Up, and Away (conscienhealth, CDC)
**Video Game Industry Growth in Revenue (Nakamura)

As the gaming industry rises, paralleled by **skyrocketing obesity rates**, a unique opportunity emerges. We're poised to bridge this divide, leveraging gaming's fun and engagement to counteract sedentary lifestyles.

The world at large is at a tipping point where so many are finally fed up with being overweight and unhealthy, but who is to blame when **traditional exercise is so boring** compared to digital entertainment?

HOW ABOUT MOTION GAMES?

Historic successes in motion gaming hints at a **dormant volcano** of potential, yet cost and complexity have capped its eruption.











DDR	**DANCE CENTRAL**	**SPORTS CHAMPIONS**	**WII SPORTS RESORT**	**BEAT SABER**
10mil+ units	**5mil units**	**8mil units**	**33mil units**	**10mil units**
Dance Pad	Xbox Kinect	PlayStation Move	Wii Console	Quest 2
10mil+ units	**35mil units**	**15mil units**	**101mil units**	**20mil units**
$127*	**$288***	**$144***	**$389***	Quest 2 **$300**
+	+	+		Quest 3 **$500**
Playstation 2	Xbox 360	Playstation 3		
$635*	**$622***	**$778***		

SETUP FRICTION + EXPENSIVE = LOW <u>ACTIVE</u> USER BASE

*CPI inflation adjusted from launch price to 2024

We envision a future where these barriers are dismantled, making immersive full body physical gaming a universal pastime. We love VR, spatial computing, and the future it envisions, but today we still **live in a world of flat screens.**

WHAT IF A MOTION GAME WAS...

300x
INSTALL BASE
Cross-Device Compatible

1/20th
PRICE
No Special Hardware

10x
CONVENIENCE
Easy To Play Anywhere

WOULD YOU PLAY?

Embody a gaming experience so accessible and engaging that it becomes a daily ritual.

- What if you can play **anytime, anywhere, on any device**
- **No extra accessories** you need to buy
- Easy to use, **nothing uncomfortable to wear**

A game that **requires no more than the camera on your device**, offering a gateway to fitness and fun at a fraction of the cost.

DDAI PLUGIN FOR FULL BODY TRACKING

With cutting-edge full body tracking technology, we're **eliminating the gap** between player movement and game response.



Recent advancements in **AI computer vision** technology have leapfrogged previous generations, we combine a number of AI systems into our own proprietary plugin that is optimized for gameplay.

CROSS PLATFORM MOTION GAMEPLAY

This seamless integration promises to bring an intuitive and immersive physical

This seamless integration promises to bring an **intuitive and immersive** physical gaming experience to everyone, anywhere.


PC
MOBILE
VR & SPATIAL

Our DDAI plugin **runs on any device** and does not require complicated dual camera setups, depth cameras, or any costly systems.

- Any digital camera connected to a **phone, PC, VR or spatial** computing
- **Low latency** gameplay that feels on point
- **True accuracy**, even on high difficulty levels

INCREDIBLY FUN CORE MECHANICS

This is a game where **every beat is a pulse of adventure**, every movement a triumph.


SIMPLE YET DEEP GAME MECHANIC
RESPONSIVE FEEDBACK
STOMP THE BEATS
HOLD THE LONG NOTES
DODGE OBSTACLES
ENGAGE FULL BODY

Our core gameplay is a dance of simplicity and depth, designed to **entice the body into motion** and the heart into excitement.

Dance Dash has been designed from the ground up to run across platforms and devices smoothly. This is the magic of **simple yet deep mechanics**, we are able to make our game platform agnostic with limitless fun.

DD EDITOR SOFTWARE

At the heart of our ecosystem lies a **powerful content creation platform** and software infrastructure.



With our DD Editor software, our community breathes new life into our game every day, crafting together music with beatmaps into a harmony that rivals a ballet masterpiece.

- Free and easy to use, **anyone can begin crafting in minutes**
- Incredible depth from easy **to legendary** difficulty
- **Instant upload** to our servers from in-engine

CONTENT CREATION PLATFORM

Easy to upload, download, and share with the world. this platform isn't just a tool; it's a **canvas for creativity**, enabling content that resonates across all devices.



With over 150 unique creations uploaded and 50,000+ downloads, we're not just building games; we're fostering a universe of endless possibilities. **The best part: all content is fully playable on PC, Mobile, VR & Spatial.**

INSTA-SHARE COOL MOVES TO THE WORLD

With endless **full body avatar** customization and easy video capture, players can share their personal expression and unique styles easily.




@Tnybeats
Endless avatar customization
Post your full body tracking dance video to friends with 1-Click Share

This isn't just a game feature; it's a **doorway to a community** bonded by creativity and friendly competition. *Coming soon even on mobile devices creating and sharing this content will be possible with a single click.

PASSIONATE COMMUNITY

Our favorite part of each day is to see our community posting tons of awesome videos and **feeling the freedom to express themselves** while having fun and just enjoying life.


YuniVR @yuni_vere · 2h
Help! I can't stop playing DanceDash....
#DanceDash #vr #fbt #vtuber #VtuberUprisin
@yuni_vere
@ Cake
Comments 55
@JrDoggins 2 weeks ago
What kind of full body do you use?
@jordissus2.065 2 weeks ago
What is the game name please
@Geani80 2 weeks ago
Please can somebody tell me the name of the game?
Does it work on the Oculus Quest 3?
@VORTEXVREDITS 2 weeks ago
What game is that???
Reels
@Tnybeats
@luceneudadesousa1612 11 days ago
WHY IS THIS SOOOOOO GOOOOOOD AAAND PERFECT AND SATISFATORY
Marcos Armas
I NEED THE GAME NAME NOW!!!
RECOMMENDED
"Very fun game for legs day. Great leg workout!"
Thank you for listening to the Community! !

So far our users love our game and have **so many nice things to say!** And while the creators uploading content is amazing, it is also incredible to see how others react to these unique moves in such positive ways.

FITNESS MONITOR: DRIVES RETENTION

Our game goes beyond entertainment; it's a companion on your **fitness journey.**





DAILY FITNESS TRACKER

ACHIEVEMENTS + BADGES

With personalized goals and **real-time feedback**, including heart rate monitoring and diet suggestions, we're not just keeping players engaged; we're actively contributing to their health and wellness.





DIET SUGGESTIONS & LOG BOOK*

PHONE CAMERA HEART RATE MONITOR*

AI is only beginning to make our lives easier, let's **use AI to make our lives healthier** and better. Take those great gameplay sessions and inform you how this fun pastime is also super beneficial to your longevity. *Coming soon.

PIVOTAL GAMING MOMENTS: NEW INPUT METHODS

Our venture is the **next chapter in the history of gaming** innovations, driven by fundamental shifts in the way we interact with digital worlds.



DOOM (1993)
- PC Mouse + keyboard
- Move, point & click


DDR (1998)
• Pressure sensors + arcade cabinet
• Step: Up, Down, Left, Right
Angry Birds (2009)
• Touch screen
• Tap, Drag finger, release
Beat Saber (2018)
• 6DOF VR Controllers
• Swing hand in any direction

From the birth of DOOM to the **cultural phenomenon** of Beat Saber, pivotal games have reshaped our interaction with technology.

Dance Dash and Rebuff Reality are **poised to ignite the next great movement in gaming**, leveraging AI and full-body tracking to usher in a new era.

2024: NEXT GENERATION FUN FITNESS GAMING

Dance Dash is only the beginning, the **dawn of not only a new genre but an entirely new way of playing games**, with our full bodies.


VISION
SCALABLE AI
FULL BODY TRACKING
KICK
a soccer ball
RUN
in an Infinite
Runner
EMBODY
a kungfu master

Mission: Bring truly fun fitness and engaging full body motion gameplay to all people, everywhere, regardless of age, income, or device.

- Rebuff Your Reality

MASSIVE MARKET SIZE

At the confluence of the **video game and health & fitness app booms**, our game stands ready to tap into a colossal market potential.


$610B
Video Games
$36B
Health & Fitness Apps
$4.2B
Music Games
TAM*
The global video game market size was estimated at USD 224.9 billion in 2022 and it is projected to hit around USD 610.6 billion by 2032.
SAM**
Health and Fitness App Market size was valued at USD 8.21 Billion in 2022 and is projected to reach USD 35.71 Billion by 2030.
SOM***
USD 2.81 Billion in 2022 and projected USD 4.18 Billion by 2027.
* Precedence Research, Video Game Market 2023-2032
** Verified Market Research, Health and Fitness App Market Size And Forecast
*** Statista, Music Games - Worldwide

With unique gameplay that **transcends traditional boundaries**, we're not just entering the market; we're expanding it. As a true blue ocean, there is limitless potential to create entirely new marketspace and grow at an unprecedented rate.

ORGANIC RAPID EXPANSION

Rooted in core gaming nostalgia and fueled by the potential for **endless user-generated content**, our expansion is not only organic but explosive.


CORE
DANCING GAME
NOSTALGIA
CREATORS
CASUAL
EASY AND FUN WAY
TO GET SOME EXERCISE
Music Game
Lovers
FBT
VR Gamers

- It starts with our beloved **full body tracking** VR customers
- Who appreciate and **boogie to the best tunes** they cherish
- Everyone loves to see cool moves, and embrace the **DD culture**
- More players on PC, who don't own VR, get to **scratch that arcade itch**
- With DD on mobile **anyone can play anytime**, for fun and fitness

PERFECTLY TIMED PIVOTS FOR FBT

Rebuff Reality has **set the standard in full body tracking** (FBT) and VR

accessories, revolutionizing how players interact with virtual worlds.



Additional
FBT accessories
launched
Dance Dash in
full production
Controller
Trackstraps
TrackStrap
officially licensed
by HTC VIVE
TrackStrap Plus,
VR Power launched
for Quest 1
Trackstrap X3 for
VIVE Ultimate Tracker
Outside-In
Tracking
Inside-Out
Tracking
Camera
Hand-Tracking
Apple
ARKit
Upper Body
Tracking
Phone Camera
Full-Body Tracking

We have unique insight into the potential that full body tracking has to offer and are in the right place at the right time to **capitalize on this foundational shift** in tracking technologies.

A DAY IN THE DD LIFE

Meet **Bob**, a gym-averse individual turned Dance Dash devotee.



Bob feels bored at the gym
and rarely goes...
He saw a TikTok playing
Dance Dash VR, cool!
NEW LEVEL UPLOADED
by C0Oler55
Pop-up notification of new
song added by the community.
Looked fun so he downloads
and plays Dance Dash on iPhone!
Bob played together with a
friend on TV, super fun!
NEW LEVEL CREATED
by BigBob$88
He later made his own level
and uploaded, anyone can play!











His story from **spectator to creator within our ecosystem** exemplifies our game's transformative potential. It's a narrative of engagement, community, and creativity, powered by our scalable AI technology.

JOIN US TO BUILD THE FUTURE OF FUN FITNESS GAMING

With a clear capital allocation strategy focusing on core features development, device expansion, and marketing, our **seed round is the catalyst** for our next phase of growth.



We're not just seeking investment; we're inviting partners to join us on a journey to redefine entertainment, fitness, gaming, and AI technology.